______________________________________________________________________________________________________

VIA EDGAR
March 23, 2016
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:    Kathleen Suellentrop
Re:    Century Aluminum Company
Registration Statement on Form S-3
Filed March 7, 2016
File No. 333-209966
Ladies and Gentlemen:
Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits this letter in response to a comment provided telephonically by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 14, 2016 with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company with the Commission on March 7, 2016.
The Company confirms that it will file with the Commission the disclosures required by Part III of Form 10-K prior to requesting that the Staff declare the Registration Statement effective.
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions with respect to the foregoing, please feel free to call the undersigned at (312) 696-3143 or John T. Blatchford of Vedder Price P.C. at (312) 609-7605.
Very truly yours,
/s/ Morgan Fox Walbridge
Associate General Counsel
Century Aluminum Company
cc:    John T. Blatchford

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax